UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 22, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the news alert of UBS AG which appears immediately following this page.

UBS News Alert

Preliminary results for 2Q 2013; UBS reaches agreement in principle to settle industry litigation with FHFA for RMBS offerings

Zurich/Basel | 22 Jul 2013, 07:30 | Price Sensitive Information

UBS announces preliminary results for second quarter 2013 reflecting significant progress in the execution of its strategy. UBS reaches agreement in principle to settle litigation with FHFA for RMBS offerings between 2004 and 2007

Zurich/Basel, 22 July 2013 – UBS estimates that for the second quarter of 2013 its operating profit before tax was approximately CHF 1,020 million and its net profit attributable to shareholders was approximately CHF 690 million. Our Basel III common equity tier 1 ratio is expected to improve significantly to approximately 11.2% on a fully applied basis and 16.2% on a phase-in basis.

These results include pre-tax charges totaling approximately CHF 865 million for all litigation matters and certain other significant provisions and an impairment of financial assets; approximately CHF 700 million was booked in the Corporate Center – Non-Core and Legacy Portfolio and approximately CHF 100 million was booked in Wealth Management in relation to the Swiss-UK tax agreement. We will report strong net new money in our wealth management businesses with net inflows of approximately CHF 10.1 billion in Wealth Management and net inflows of CHF 2.7 billion in Wealth Management Americas, with net outflows of CHF 2.0 billion in Global Asset Management.

UBS has reached an agreement in principle with the Federal Housing Finance Agency (FHFA) to settle claims relating to US residential mortgage-backed securities (RMBS) offerings between 2004 and 2007. This case, which we have highlighted in our litigation note since the third quarter of 2011, is one of a group of cases related to RMBS offerings filed by the FHFA against 18 financial institutions. The settlement, which is subject to documentation and final approvals by the parties, would encompass pending RMBS-related litigation brought by the FHFA against UBS on behalf of Fannie Mae and Freddie Mac as well as certain unasserted claims. The full cost of the settlement is covered by litigation provisions established by UBS during the second quarter of 2013 and in prior periods.

Our full financial report for the second quarter of 2013 will be issued as scheduled on 30 July 2013.

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: July 22, 2013